Exhibit 99.1

FOR RELEASE

UNITIL REPORTS SECOND QUARTER EARNINGS

HAMPTON, N.H., JULY 26, 2018 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $3.6 million, or $0.24 per share, for the second quarter of 2018, an increase of $0.5 million, or $0.01 per share, compared to the second quarter of 2017. For the six months ended June 30, 2018, the Company reported Net Income of $19.2 million, or $1.30 per share, an increase of $3.7 million, or $0.19 per share, compared to the same six month period in 2017. The increases in earnings in 2018 were driven by higher sales margins, reflecting: customer growth, colder winter weather and new distribution rates compared to 2017. Also, earnings per share reflect a higher number of shares outstanding due to the issuance of 690,000 common shares on December 14, 2017.

“Our solid second quarter results reflect continued steady growth in our gas and electric businesses,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We remain focused on investing in our natural gas and electric distribution infrastructure to support this growth.”

Natural gas sales margins were $22.9 million and $62.8 million in the three and six months ended June 30, 2018, respectively, increases of $2.4 million and $4.3 million, respectively, compared to the same periods in 2017. Gas sales margin in the first six months of 2018 was positively affected by higher natural gas distribution rates of $4.8 million. As a result of the final base rate award in the Company’s New Hampshire gas utility, the Company recognized concurrent non-recurring adjustments to increase revenue and O&M expenses by $1.2 million in the second quarter of 2018 to reconcile permanent rates and deferred costs to the temporary rates which were effective July 1, 2017. Gas margin in the first six months of 2018 also reflects the positive effect of colder winter weather and customer growth on sales volume of $2.0 million, partially offset by lower revenue of $2.5 million to account for the reduction in rates due to the lower corporate income tax rate of 21% under the Tax Cuts and Jobs Act of 2017 (TCJA). The reduction in revenues related to the TCJA also reflects a lower provision for income taxes in the period.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Natural gas therm sales increased 2.8% and 7.2% in the three and six month periods ended June 30, 2018, respectively, compared to the same periods in 2017. The increase in gas therm sales in the Company’s service areas was driven by customer growth and, for the six month period, colder winter weather in 2018 compared to 2017. Based on weather data collected in the Company’s natural gas service areas, there were 9% more Heating Degree Days in the first six months of 2018 compared to the same period in 2017. The Company estimates that weather-normalized gas therm sales, excluding decoupled sales, were up 2.8% in the first six months of 2018 compared to the same period in 2017. As of June 30, 2018, the number of total natural gas customers served has increased by 1,549 in the last twelve months.

Electric sales margins were $22.3 million and $44.6 million in the three and six months ended June 30, 2018, respectively, decreases of $1.0 million and $0.7 million, respectively, compared to the same periods in 2017. Electric sales margin in the first six months of 2018 was positively affected by higher electric distribution rates of $1.7 million as well as colder weather and customer growth of $0.5 million, partially offset by the termination of a one-year $1.4 million reconciliation adjustment which was recognized in the second quarter of 2017 to recoup the difference between temporary rates and final rates in the Company’s New Hampshire electric utility. Electric margin also reflects lower revenue of $1.5 million in 2018 to account for the reduction in rates due to the lower corporate income tax rate of 21% under the TCJA. The reduction in revenues related to the TCJA also reflects a lower provision for income taxes in the period.

Total electric kilowatt-hour (kWh) sales increased 3.3% and 4.6%, respectively, in the three and six month periods ended June 30, 2018 compared to the same periods in 2017, reflecting customer growth, higher usage by industrial customers for production purposes and, for the six month period, the positive impact of colder winter weather. As of June 30, 2018, the number of total electric customers served has increased by 593 in the last twelve months.

Excluding the non-recurring adjustment to increase Operation and Maintenance (O&M) expenses by $1.2 million in the second quarter of 2018, which was offset by a corresponding increase in gas revenue, discussed above, total O&M expenses increased $0.1 million and $1.4 million for the three and six months ended June 30, 2018, respectively, compared to the same periods in 2017. The increase in the three month period reflects higher labor costs of $1.1 million, offset by lower professional fees of $0.8 million and lower utility operating costs of $0.2 million. The increase in the six month period reflects higher labor costs of $1.8 million and higher utility operating costs of $0.4 million, offset by lower professional fees of $0.8 million. The higher utility operating costs in the six month period reflect increased system maintenance costs related to a higher level of storms and colder weather in the first quarter of 2018 compared to the prior year period, as well as higher bad debt expense related to increased sales.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Depreciation and Amortization expense increased $0.8 million and $0.6 million in the three and six months ended June 30, 2018, respectively, compared to the same periods in 2017. These increases reflect higher utility plant in service and higher amortization of software costs, partially offset by lower amortization of deferred major storm costs which were being amortized for recovery over multi-year periods.

For the six months ended June 30, 2018, Taxes Other Than Income Taxes increased $0.3 million compared to the same period in 2017, reflecting higher payroll taxes.

Interest Expense, net increased $0.6 million in each of the three and six months ended June 30, 2018, respectively, compared to the same periods in 2017. These increases primarily reflect interest on higher levels of long-term debt.

At its January 2018, April 2018 and July 2018 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.365 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.46 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss second quarter 2018 results on Thursday, July 26, 2018, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 105,000 electric customers and 81,300 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2018 and 2017 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data) (Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2017	Change	2018	2017	Change
Gas Therm Sales:
Residential	9.6	9.7	(1.0%)	33.4	30.7	8.8%
Commercial/Industrial	38.1	36.7	3.8%	108.4	101.6	6.7%

Total Gas Therm Sales	47.7	46.4	2.8%	141.8	132.3	7.2%

Electric kWh Sales:
Residential	144.3	141.7	1.8%	332.8	317.9	4.7%
Commercial/Industrial	239.8	230.2	4.2%	487.6	466.4	4.5%

Total Electric kWh Sales	384.1	371.9	3.3%	820.4	784.3	4.6%

Gas Revenues	$34.7	$32.0	$2.7	$121.7	$106.8	$14.9
Cost of Gas Sales	11.8	11.5	0.3	58.9	48.3	10.6

Gas Sales Margin	22.9	20.5	2.4	62.8	58.5	4.3
Electric Revenues	48.7	47.4	1.3	106.2	96.9	9.3
Cost of Electric Sales	26.4	24.1	2.3	61.6	51.6	10.0

Electric Sales Margin	22.3	23.3	(1.0)	44.6	45.3	(0.7)
Usource Revenues	1.1	1.4	(0.3)	2.4	3.1	(0.7)

Total Sales Margin:	46.3	45.2	1.1	109.8	106.9	2.9

Operation & Maintenance Expenses	17.8	16.5	1.3	35.1	32.5	2.6
Depreciation & Amortization	12.7	11.9	0.8	25.0	24.4	0.6
Property & Other Taxes	5.2	5.2	—	11.0	10.7	0.3
Other Expense (Income), net	1.3	1.2	0.1	3.0	2.8	0.2
Interest Expense, net	5.9	5.3	0.6	11.9	11.3	0.6

Income Before Income Taxes	3.4	5.1	(1.7)	23.8	25.2	(1.4)
Income Tax Expense	(0.2)	2.0	(2.2)	4.6	9.7	(5.1)

Net Income	$3.6	$3.1	$0.5	$19.2	$15.5	$3.7

Earnings Per Share	$0.24	$0.23	$0.01	$1.30	$1.11	$0.19

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com